February 25, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Rufus Decker, Accounting Branch Chief

Re:	Tri-Tech Holding Inc.

Form 10-K for the Year Ended December 31, 2009

Forms 10-Q for Periods Ended March 31, 2010, June 30,

2010 and September 30, 2010

Form 8-K Filed August 11, 2010

File No. 1-34427

Dear Mr. Decker:

Tri-Tech Holding Inc. (the “Issuer”) hereby provides responses to the comments raised in that certain letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Issuer dated January 28, 2011. For the Staff’s convenience, the Issuer has included the Staff’s comment verbatim above the Issuer’s response.

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

The Issuer acknowledges the Staff’s comment, has set forth revisions in its response, and will include these revisions in its future filings.

2.	We note that you did not provide the three bullet pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated December 28, 2010. Please provide these acknowledgements in writing from the company’s management with your next response letter.

The Issuer acknowledges the Staff’s comment and has provided the Tandy language from its management.

Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies

Revenue Recognition, page F-13

3.	We note your response to comment three from our letter dated December 28, 2010. For each type of sales contract, please revise your accounting policy disclosure to provide more details about when you recognize revenue, similar to the information provided in your December 28 response letter. For example, please enhance your discussion of product sales to disclose that since you only provide equipment and have no other obligations (such as repurchase or return of goods), you recognize revenue for these transactions upon delivery of the equipment to the customer and acceptance of the equipment by the customer.

The Issuer acknowledges the comment and revises its accounting policy disclosure as requested. The new disclosure will read as follows:

Revenue Recognition

Revenues consist primarily of (i) product sales, (ii) software sales, and (iii) product and service solutions. The Company recognizes revenue when the consideration to be received is fixed or determinable and when products are delivered or services rendered and collectability ensured.

(i)	For product sales, the Company recognizes the revenue only when all products are delivered and the acceptance confirmations are signed by the customers, according to ASC No. 605-10, “Revenue Recognition.” The Company is not obligated for any repurchase or return of the goods.

(ii)	The Company also sells software products. These software sales do not include any post-shipment obligations, such as maintenance services or technical support. The Company recognizes the contract amount as revenue only if all software products have been delivered and the customer acceptance confirmation has been signed, according to ASC No. 985-605, “Software Revenue Recognition.” During the periods through September 30, 2010, the Company has not had any software transactions that included post-shipment obligation.

(iii)

For product and service solutions, sales contracts are structured with a fixed price. The contract periods range from two months to approximately three years in length. The Company recognizes revenue of these contracts following the percentage-of-completion method, measured by milestones in accordance with ASC No. 605-35, “Construction-Type and Production-Type Contracts.” Only if the actual implementation status meets the established milestone will the Company recognize the relevant portion of the revenue. There are four major milestones for the product and service solutions revenue recognition: (a) the completion of project design, (b) the delivery of products, (c) the completion of debugging, and (d) inspection and acceptance. The cost of revenue recognition is based on total actual costs incurred plus estimated costs to completion applied to percentage of completion as measured by the milestone. Cost of revenues (exclusive of depreciation and amortization expenses) includes direct labor, materials and the applicable share of overhead expense directly related to the execution of services and delivery of projects.

Provided unapproved change orders or claims occur in the future, in accounting for contracts, the Company follows Paragraphs 30 and 31 of ASC No. 605-35-25, “Construction-Type and Production-Type Contracts.” The Company will recognize revenue from unapproved change orders or claims only to the extent that contract costs relating to the unapproved change orders or claims have been incurred, and only if it is probable that such unapproved change orders or claims will result in additional contract revenue and the amount of such additional revenue can be reliably estimated. Contract losses are provided for in their entirety in the period that they become evident, without regard to the percentage-of-completion. However, the Company has not experienced significant unapproved change orders in the past.

The Company presents all sales revenue net of a value-added tax (“VAT”) or a sales tax. The Company’s products sold in the PRC are generally subject to a Chinese VAT at a rate of 17% or sales tax of 5% of the gross sales price, except for certain proprietary software sales which will only be subject to an effective tax rate of 3%. The VAT may be offset by VAT paid by the Company on purchased raw materials and other materials included in the cost of projects or producing the finished product.

The Company records revenue in excess of billings as “unbilled revenue.” The Company records billings in excess of revenues as “billings in excess of revenue.” The Company expects all billed and unbilled amounts to be collected within one year, except for the contract mentioned below which has been classified in long-term assets on the consolidated balance sheets as of December 31, 2009.

The Company obtained several contracts with a billing cycle of over three years in 2009. The discounted revenue from those contracts is recorded and the discount rate is the 3-year nominal interest rate of 5.4%, set by the People’s Bank of China, the PRC central bank.

4.	On page F-14, you indicate that you recognize revenue for software sales with significant post-shipment obligations under the percentage of completion method. Your response letter indicates that you sell standard software without any additional services and that you recognize revenue for this software upon delivery and acceptance by the customer. Please revise to clarify if you had any material software sales transactions with significant post-shipment obligations during the periods presented in your filing and through September 30, 2010 and disclose the nature of these post-shipment obligations.

The Issuer acknowledges the comment and clarifies that during the periods presented in the filing and through September 30, 2010, the Issuer has not had any software sales transactions that included post-shipment obligation. The statement in the Issuer’s Form 10-K for the year ended December 31, 2009 regarding software sales with significant post-shipment obligations referred solely to possible future events. The Issuer has revised the disclosure to read as paragraph (ii) under Comment 3.

5.	You indicate for software sales that you will charge additional fees for providing services not within the scope of the original contract by signing another contract with the customer. Please tell us if these secondary contracts are typically negotiated as package or entered into at or near the same time as the original contract. If so, please tell us how you considered ASC 605-25-25 in determining not to evaluate these contracts as a single arrangement with one or more unit of accounting.

The Issuer acknowledges the comment and confirms that the secondary contracts are separate arrangements typically for additional software products, such as sub-modules which provide additional functions. They are usually called for by clients’ operation expansion. As such, these secondary contracts are not negotiated as package with, nor are they entered into at or near the same time as, the original contracts.

Item 9.A Controls and Procedures, page 34

6.	We note your responses to comments two and four from our letter dated December 28, 2010. Please tell us if your financial manager’s CIA qualification requires any specific U.S. GAAP knowledge or experience. Please also tell us the name of the entity that issued the CIA qualification, the country to which it relates, and if the financial manager has maintained his or her qualification in an active status since it was issued in 2002.

The Issuer acknowledges the comment and confirms that the Certified Internal Auditor qualification does not require any specific U.S. GAAP knowledge or experience. The name of the entity that issued the qualification is the Institute of Internal Auditors (IIA). It is an international organization founded in New York City in 1941 with a mission to “educate practitioners and other relevant audiences on best practices in internal auditing.” There are no specific requirements for a particular accounting standard the CIA qualification must use. The finance manager has maintained his qualification since 2002 with 80 hours of continuous education every year.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Internal Control and SOX 404 Compliance, page 8

7.	We note your response to comment eight from our letter dated December 28, 2010 in which you indicate that you are in the process of implementing an internal control system and training program within the entire company. Please confirm that to the extent you make material changes to your internal control over financial reporting in the process of implementing this new system and training program, you will disclose the changes in internal control over financial reporting in your periodic reports as required by Item 308(c) of Regulation S-K.

The Issuer acknowledges the Staff’s comment and confirms that to the extent it makes improvements to its internal control over financial reporting in the process of implementing the new internal control system and training program, it will disclose the changes in internal control over financial reporting in its periodic reports as required by Item 308(c) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Information, page 15

8.	We note your response to comment nine from our letter dated December 28, 2010. Since you have provided income statements for the three month periods ended September 30, 2010 and 2009, your discussion should address material changes in segment results of operations for those periods as well. Please refer to item 303(b)(2) of Regulation S-K and revise your future MD&A disclosures accordingly.

The Issuer acknowledges the Staff’s comment and will revise its future MD&A disclosures regarding material changes in segment results of operations accordingly.

FORM 8-K FILED AUGUST 11, 2010

Item 9.01 Financial Statements and Exhibits

9.	We note your response to comment 10 from our letter dated December 28, 2010. Please confirm that BSST’s financial statement figures used for the significance test were prepared on a U.S. GAAP basis. Please also confirm that you included transaction costs and any contingent consideration with more than a remote likelihood of payment in your calculations for the investment test.

The Issuer acknowledges the Staff’s comment and hereby confirms that BSST’s financial statement figures used for the significance test were based on U.S. GAAP. The books of BSST were kept on a PRC GAAP basis. However, the financial statements were generated through a process that reconciles the BSST books to those in accordance with U.S. GAAP. For details on the process of such reconciliation, please refer to the Issuer’s response to comment 2 of your letter dated December 28, 2010.

The issuer also confirms that it has included transaction costs and all consideration with more than a remote likelihood of payment in its calculations for the investment test.

* * * * * *

In responding to the Staff’s comments, the Issuer acknowledges that:

1)	The Issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Issuer may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Tri-Tech Holding Inc.

By:	/s/ Peter Dong
Peter Dong
Chief Financial Officer